SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             Vodavi Technology, Inc.
                             -----------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   92857V 10 2
                                   -----------
                                 (CUSIP Number)


                                Steven A. Sherman
          4757 E. Greenway Road, Suite 103-187, Phoenix, Arizona 85032
          ------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 17, 1998
                                ---------------
             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),13d-1f or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
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CUSIP NO.  92857V 10 2                           Page 2 of 6 Pages
          ------------
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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Steven A. Sherman
               ###-##-####
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
              United States
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                           7         SOLE VOTING POWER

         NUMBER OF                      419,080
          SHARES         -------------------------------------------------------
       BENEFICIALLY        8         SHARED VOTING POWER
         OWNED BY
           EACH                        137,500
         REPORTING       -------------------------------------------------------
          PERSON           9         SOLE DISPOSITIVE POWER
           WITH
                                       419,080
                         -------------------------------------------------------
                           10        SHARED DISPOSITIVE POWER

                                       137,500
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            556,580
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            12.8%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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CUSIP NO.  92857V 10 2                           Page 3 of 6 Pages
          ------------
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Item 1.  Security and Issuer

         This statement relates to shares of common stock (the "Common Stock") of Vodavi Technology, Inc., a Delaware corporation, with principal executive offices located at 8300 East Raintree Drive, Scottsdale, Arizona 85260. All securities reported in this Schedule 13D reflect the 1-for-2 reverse stock split effected by the Issuer on July 18, 1995.

Item 2.  Identity and Background

         The following information is provided with respect to the person filing this statement.

         (a)      Name:  Steven A. Sherman.
         (b) Business address: 4757 E. Greenway Road, Suite 103-187, Phoenix, Arizona 85032
         (c) Principal Occupation; Address where such employment is conducted: The Reporting Person is also the non-executive Chairman of the Board of NovAtel Wireless, Inc., 4757 E. Greenway Road, Suite 103-187, Phoenix, Arizona 85032.
         (d) During the last five years the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
         (e) During the last five years, the reporting person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which the reporting person was or is subject to a judgment, decree or final judgment enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         (f) The reporting person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         The Reporting Person founded the Issuer in April 1994 and acquired 200,000 of the shares of Common Stock reported in this Schedule 13D in exchange for shares of Vodavi Communication Systems, Inc. ("VCS"), in a transaction in which the Issuer was formed as the holding company of VCS. In May 1995, the Reporting Person acquired an additional 25,000 shares of Common Stock from Sherman Capital Group L.L.C. ("Sherman Capital Group"), of which the Reporting Person is the managing member. In September 1995, the Reporting Person also acquired 32,250 shares of Common Stock issued pursuant to a 1-for-6 exchange for warrants held by the Reporting Person, of which 4,000 of such shares are held by the Reporting Person as custodian for certain of his minor children. The Reporting Person has previously filed a Schedule 13G with respect to such shares.

         Sherman Capital Group acquired 197,500 shares of Common Stock in April 1994 in exchange for shares of VCS. In June 1994, November 1994, and May 1995, Sherman Capital Group transferred 134,000, 13,500, and 25,000 of such shares, respectively, in separate private transactions. In March 1995, Sherman Capital Group acquired an additional 5,580 shares of Common Stock from Sherman Investment Group L.L.C. In September 1995, Sherman Capital Group also acquired 56,250 shares of Common Stock issued pursuant to a 1-for-6 exchange for warrants held by Sherman Capital Group. The Schedule 13G previously filed by the Reporting Person reflected the Reporting Person's beneficial ownership of the 86,830 shares of Common Stock held by Sherman Capital Group as of December 31, 1995.

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CUSIP NO.  92857V 10 2                           Page 4 of 6 Pages
          ------------
---------------------------------------        ---------------------------------

         On January 27, 1997, Sherman Capital Partners L.L.C. ("Sherman Capital Partners"), of which the Reporting Person is a managing member, acquired an aggregate of 137,500 shares of Common Stock for an aggregate purchase price of $592,500 in two private transactions.

         As a managing member of Sherman Capital Group and Sherman Capital Partners, the Reporting Person disclaims beneficial ownership of all shares held by Sherman Capital Group and Sherman Capital Partners except to the extent that his individual interest in such shares arises from his respective interest in each such entity.

Item 4.  Purpose of Transaction

         The sole purpose of all of the acquisitions by the Reporting Person, Sherman Capital Group, and Sherman Capital Partners as described herein was for investment purposes. Except as described below in this Item 4, there are no plans or proposals required to be described in subsections (a) through (j) of this Item 4 to which the Reporting Person, Sherman Capital Group, or Sherman Capital Partners is a party.

         On August 17, 1998, the Reporting Person wrote to Vodavi's Board of Directors to request that Vodavi permit him or his agent to inspect Vodavi's stock records. As referenced in his letter, the Reporting Person's request is stated as a demand to inspect stock records in accordance with the Delaware General Corporation Law.

         For almost a year, the price of Vodavi's stock has deteriorated even though the stock market was quite strong during most of such period. The Reporting person believes that the condition of Vodavi, the price of its stock and the performance of its management are of interest to all of Vodavi's stockholders, and he hopes to identify other stockholders with whom he can discuss and share views regarding a broad range of ideas that he believes may enhance stockholder value. Certain of the ideas, if effected, might result, without limitation, in the formation of an agreement to act together for the purpose of acquiring, holding, voting or disposing of Vodavi's common stock, removing or replacing some of the officers and/or directors of Vodavi, or taking other actions which participating stockholders believe may enhance stockholder value.

Item 5.  Interest in Securities of the Issuer

         (a) The Reporting Person beneficially owns an aggregate of 556,580 shares, representing 12.8% of the Issuer's outstanding Common Stock.

         (b)                                         Number              Percent
                                                    of Shares           of Class
                                                    ---------           --------
         Sole Power to Vote Securities:             419,080(1)(2)       9.7%(1)
         Shared Power to Vote Securities:           137,500(3)          3.1%(3)
         Sole Power to Dispose of Securities:       419,080(1)(2)       9.7%(1)
         Shared Power to Dispose of Securities:     137,500(3)          3.1%(3)

               (1) The number of shares and percentage shown includes (i) an aggregate of 4,000 shares held by the Reporting Person as custodian for certain of his minor children, (ii) 75,000 shares of Common Stock underlying an option which vests on October 20, 1998 and (iii) 86,830 shares of Common Stock held by Sherman Capital Group, of which the Reporting Person is the managing member. The Reporting Person disclaims beneficial ownership of all shares held by Sherman Capital Group except to the extent that his individual interest in such shares arises from his interest in such entity.

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CUSIP NO.  92857V 10 2                           Page 5 of 6 Pages
          ------------
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               (2) The Reporting  Person is a managing member of Sherman Capital
          Partners, which holds 137,500 shares of Common Stock. The Reporting Person disclaims beneficial ownership of all shares held by Sherman Capital Partners except to the extent that his individual interest in such shares arises from his interest in such entity.

         (c)      Not applicable.

         (d) Certain shares beneficially owned by the Reporting Person are held in the name of Steven A. Sherman as custodian for certain of his minor children and in the name of Sherman Capital Group and Sherman Capital Partners. As a result, such persons have the right to receive dividends from their respective shares or proceeds from the sales of their respective shares.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         In connection with the acquisition of the Vodavi Division of Executone Information Systems, Inc. in April 1994, Vodavi Technology, Inc. ("the Company"), Vodavi Communications Systems, Inc., a subsidiary of the Company ("VCS"), LG Electronics Inc. ("LGE"), the reporting person and Glenn R. Fitchet entered into the Stockholders' Agreement. The Stockholders' Agreement provides that if at any time during the term of the Stockholders' Agreement the Company issues shares of Common Stock in a public offering or a private placement in an aggregate amount of 1% or more of the Company's issued and outstanding Common Stock, LGE has the right to purchase a sufficient number of shares being issued as may be required to enable it to maintain the percentage of ownership of Common Stock that it holds immediately prior to such sale or issuance. The purchase price to LGE for such shares will be the public offering price per share in the case of a public offering or the price per share paid by purchasers in any private placement.

         Also pursuant to the terms of the Stockholders' Agreement, the reporting person and Mr. Fitchet have agreed to vote their shares of Common Stock to elect as directors of the Company that number of persons designated by LGE that comprises a percentage of ownership of the Company's Common Stock. In addition, as long as LGE owns 8% or more of the outstanding Common Stock of the Company, those persons have agreed to vote their shares in favor of election of at least one designee of LGE as a director of the Company. All designees of LGE to the Board of Directors must be executive officers or directors of LGE, directors of any affiliate of LGE, or other persons reasonably acceptable to the Company and the other parties to the Stockholders' Agreement. Unless LGE consents in writing, no LGE designee may be removed as a director of the Company, except for cause. The Stockholders' Agreement also requires the Company to employ one of the LGE designees in a position and at such salary as is mutually agreed upon by the Company and LGE. The Stockholders' Agreement also establishes the Board of Directors of VCS at four directors, of which two must be designees of LGE, and provides that unless LGE consents in writing, no LGE designee to the Board of Directors of VCS may be removed, except for cause.

Item 7.  Material to be Filed as Exhibits

         No exhibits are filed with this report.

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CUSIP NO.  92857V 10 2                           Page 6 of 6 Pages
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                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: September 22, 1998                                 /s/  Steven A. Sherman
                                                         -----------------------
                                                              Steven A. Sherman